Exhibit 99.1

J-Star Holding Announces Closing of Underwriters’ Over-Allotment Option in Connection with Initial Public Offering

Taichung City, Taiwan, August 7, 2025 – J-Star Holding Co., Ltd. (“J-Star” or the “Company”), a leading provider of innovative carbon fiber and composite solutions across a wide range of applications including personal sports equipment, healthcare products, automobile parts, resin systems, and research and development services, today announced that it closed the sale of an additional 187,500 ordinary shares of the Company, pursuant to the full exercise of the underwriters’ over-allotment option granted in connection with the Company’s initial public offering (“IPO”, together with such over-allotment closing, the “Offering”), at the IPO price of $4.00 per share, less underwriting discounts. As a result, the Company has raised aggregate gross proceeds of $5,750,000, including the previously announced IPO gross proceeds of $5,000,000, prior to deducting underwriting discounts and commissions and offering expenses payable by the Company.

Maxim Group LLC (“Maxim”) acted as the sole Book-Running manager for the Offering. Loeb & Loeb LLP acted as counsel to the Company, and Ellenoff Grossman & Schole LLP acted as counsel to Maxim for the Offering.

The Offering was conducted pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-286805), as amended, which was declared effective by the U.S. Securities and Exchange Commission (“SEC”) on July 29, 2025. You should read the final prospectus and other documents the Company has filed with the SEC for more information about the Company and the Offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, electronic copies of the prospectus relating to the Offering may be obtained from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, by phone at +1 (212) 895-3500, or by email at syndicate@maximgrp.com.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About J-Star Holding Co., Ltd.

J-Star (NASDAQ: YMAT) is a holding company with operations conducted through subsidiaries in Taiwan, Hong Kong, and Samoa with its headquarters in Taiwan. J-Star’s predecessor group was established in 1970, and has accumulated over 50 years of know-how in material composites industry. J-Star develops and commercializes the technology on carbon reinforcement and resin systems. With decades of experience and knowledge in composites and materials, J-Star is able to apply its expertise and technology to design and manufacture a great variety of lightweight, high-performance carbon composite products, ranging from key structural parts of electric bicycles and sports bicycles, rackets, automobile parts to healthcare products.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the final prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and J-Star specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contacts:

Matt Chesler, CFA

FNK IR

646-809-2183

investor@j-starholding.com